FILED BY NOKIA CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: ALCATEL-LUCENT FILE NO. 001-11130

FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Investor roadshow

November 2015

Disclaimers

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the [strategy of the combined company; product lines and portfolio of the combined company; earnings per share; cost synergies, synergy targets, operating cost savings, revenue and balance sheet of the combined company; capital structure optimization; shareholder distribution plan; de-leveraging; plan to achieve investment grade credit rating; conditions to closing; expected settlement date of the exchange offer; profile; integration; composition of the board and management of the combined company; and structure and organization of the combined company]. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary stock exchange clearances to open the public exchange offers, minimum tender acceptances, inability to achieve targeted synergies and projections, shareholder approval to close, consummation of the pending transaction and ability to implement the capital structure optimization program.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement on Form F-4

(the “Registration Statement”), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC, the AMF or with the FIN-FSA. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This presentation relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This presentation is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, and include the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 dated November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority on October 23, 2015, or the draft offer document (projet de note d’information) filed by Nokia on October 29, 2015 with, and which received the visa of, the French Autorité des marchés financiers (“AMF”) on November 12, 2015 or the draft response document (projet de note en réponse) filed by Alcatel-Lucent on October 29, 2015 with, and which received the visa of, the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. Making this presentation available in electronic format does not constitute a recommendation by Nokia or any other party to sell or buy securities.

The making of the proposed exchange offer by persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Restricted Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Restricted Shareholders wishing to accept the proposed exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY

HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this presentation must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s draft offer document (projet de note d’information) and Alcatel-Lucent’s draft response document (projet de note en réponse), containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and/or Alcatel-Lucent (www.alcatel-lucent.com), as applicable.

2

Agenda

Positioning for the future

A transformational combination

Recap of strategic rationale

Customer reaction

Strong transaction-related execution

Execution of objectives

Timeline and key milestones

A foundation for long-term success

Business groups and operational model

Integration preparedness

Leadership

Delivering value to our shareholders

Alcatel-Lucent governance plan

Acceleration of synergy target

Capital structure optimization and shareholder distribution program

3

Agenda

Page

Positioning for the future 4

A transformational combination

Recap of strategic rationale

Customer reaction

Strong transaction-related execution 9 A foundation for long-term success 12 Delivering value to our shareholders 17

4

Transformational combination driving significant shareholder value

End-to-end portfolio scope and scale player with leading global positions across products

Strategically and services compelling

Complementary offerings, customers and geographic footprint with limited overlap

Innovation powerhouse with significant combined R&D resources

Pro forma combined net sales of approximately €24.7bn1 in 2014 with additional cross-sell opportunities and expanded addressable market to c. €130bn Financially

Operating cost synergies of approximately €900m annually anticipated in 20182 attractive

Strong balance sheet with pro forma combined net cash of €8.1bn at June 30, 2015

(excluding adjustment related to expected conversion of Nokia’s €750m convertible bonds)

EPS accretive in 20172,3

Successful execution track-record on both sides

Positioned to

Deep culture of innovation and common vision for the future succeed

Strong governance allows for efficient integration and acceleration of synergies

Creating an innovation leader in next generation technology and services for an IP connected world

1 Pro-forma net sales as per Form F-4 filing, excluding HERE; 2 Assuming transaction closing Q1 2016; 3 Non-IFRS basis excluding restructuring charges and amortization of intangibles

5

Recap of strategic rationale

Changing industry paradigms demanding… **…an innovation leader in next generation technology and services for an IP connected world**

1 Operator consolidation
- Telcos consolidating
- Increased network sharing
- Expanding to quad-play

2 Convergence in multiple dimensions
- Ubiquitous broadband
- Cloud / IP networking convergence
- Converging:
  - Networks (all IP)
  - Products (quad-play)
  - Experiences (multiple screens & applications)

3 Cloud
- Faster time to market
- Increased efficiency and scalability with automation
- Enablement for IoT and Industrial Internet

End-to-end portfolio and market leadership …

Strong market positions

#1 LTE	#2 IP routing[1]
#2 Services	#1 Fixed broadband
#1 IMS / VoLTE	#1 Device management
#1 Subscriber management	#1 Customer Experience Management (CEM)

… with enhanced scale and innovation capabilities

Leader in carrier-grade telecoms

Carrier revenues, FY14A €bn



25.1
24.7
23.5
9.0
ERICSSON 4
NOKIA Alcatel·Lucent 5
HUAWEI 6
CISCO 7

Industry leading R&D platform

R&D spend, CY14A €bn



HUAWEI 5.0
CISCO 2 4.7
NOKIA Alcatel·Lucent 3 4.2
ERICSSON 4.0

Source: Dell'Oro; Infonetics; Internal estimates; Company information
Average FX for calendar and fiscal years applied as appropriate: SEK/EUR 0.1099, CNY/EUR 0.1224
[1] IP edge and core service provider markets; [2] Calendar year 2014A; USD/EUR FX 0.7539; [3] Excludes HERE; [4] Ericsson Group revenues 2014A; [5] Pro-forma revenues as per Form F-4 filing, excluding HERE; [6] Carrier business revenues; [7] Based on disclosed mid-point of 25-27% service provider revenues as per Cisco Q4'2014 earnings call transcript; USD/EUR FX 0.7351

6

NOKIA Alcatel·Lucent

Complementary geographic presence strengthening global footprint

2014A net sales1, €bn

Combined 7.3

6.4

4.6

5.8 2.9

1.3 2.7

1.3 2.1 1.7

3.4 3.3 1.0 0.7

1.6 1.4 1.0 1.0

North Europe Asia-Pacific / Greater Middle East & Latin America

America Japan / India China Africa

Nokia Group1

LatAm

MEA 9%

9% Europe

29%

Greater

China

12%

North

America APJ / India

13% 28%

Alcatel-Lucent Group

MEA LatAm2

8% 5%

Greater North

China America

10% 44%

APJ / India

10%

Europe

22%

Combined

LatAm

MEA 7% North

8% America

Greater 30%

China

11%

APJ / India

19% Europe

26%

Source: Company information

1 Based on Pro-forma net sales as per Form F-4 filing, excluding HERE; 2 Includes Caribbean, Central America and South America

7

Strong customer support for the combination

Breadth of • “The portfolios complement each other very well.” combined • “The combination of Nokia and Alcatel-Lucent is a smart decision. Alcatel-Lucent is product the leader in transmission and fiber technology…Our fiber operation is handled by portfolio Alcatel-Lucent and, following the combination with Nokia, we expect them to enhance their service quality by taking advantage of Nokia’s capabilities.”

“We are looking for partners that can move quickly with us as we are sourcing and architecting our network.”

Scale to

“The Alcatel-Lucent story will really strengthen Nokia’s portfolio and gives them a deliver quickly unique differentiator in the local market.” and be locally relevant “Alcatel-Lucent’s product lines will strengthen Nokia’s current portfolio. as well as their reach to the North American market…. the strategic fit with us will be higher if the deal goes through.”

Innovation

“(We need) suppliers that (are) innovative and strong, with financial depth. Nokia (will) capabilities bring innovation and financial strength and the combination (will) create a stronger and financial player in the supply chain.” strength

Agenda

Page

Positioning for the future 4

Strong transaction-related execution 9

Execution of objectives

Timeline and key milestones

A foundation for long-term success 12

Delivering value to our shareholders 17

On an accelerated timeline due to strong execution of key objectives

Regulatory approvals All required governmental approvals have been received complete Antitrust clearances obtained in 23 jurisdictions; other regulatory clearances obtained from 5 regulators

Portfolio alignment Agreed disposal of HERE to AUDI AG, BMW Group and Daimler AG for net proceeds of ongoing €2.5bn1

Announced planned leadership and organizational structure for combined Nokia and

New leadership Alcatel-Lucent

announced Strong involvement and commitment of combined leadership allows for efficient integration and acceleration of synergies

Annual operating cost synergies target of €900m2 expected to be achieved one year

Synergies target earlier (in 2018) than initially announced

accelerated Rigorous approach to determination of synergies, planning and integration

Attractive c. €4bn shareholder distribution plan announced

Strong and efficient Significant deleveraging of c. €3bn, with interest bearing liabilities reduced by c. €2bn capital structure and debt like items by c. €1bn

Long-term target to re-establish investment grade credit rating

On track for closing in Q1 2016

1 The transaction values HERE at an enterprise value of €2.8bn with a normalized level of working capital. Upon closing, Nokia estimates that it will receive net proceeds of slightly above €2.5bn, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below €300m as part of the transaction; 2 Relative to the combined non-IFRS projected results of Nokia and Alcatel-Lucent for full year 2015

Indicative transaction timeline and key events



Apr 15, 2015
NOKIA
Alcatel·Lucent
to combine
Aug 28, 2015
MoU signed with Huaxin on JV between Nokia China & Alcatel-Lucent Shanghai Bell
Oct 7, 2015
New leadership announced
Oct 21, 2015
French Foreign Investment Approval received - Receipt of all key regulatory approvals
Nov 18, 2015
Launch of initial offer period in France and the United States
Nov 19, 2015
Admission of existing Nokia shares for trading on Euronext Paris
Dec 23, 2015
Expiration of initial offer period
Offer settlement post settlement date of January coupon for 2018 OCEANE holders
c. Jan 7, 2016
Expected settlement date and delivery of new Nokia shares
c. Feb 3, 2016
Expiration of reopened offer
Announcement
Regulatory approvals
Initial Offer period
Reopened Offer period¹
Jun 16 / Jul 24, 2015
Receipt of United States DoJ and EU commission approvals
Sept 14, 2015
CFIUS approval received
Oct 19, 2015
MOFCOM approval received
Oct 29, 2015
Filing of French offer with the AMF
Nov 12, 2015
AMF clearance of French offer
Dec 2, 2015
Nokia EGM to vote on the proposed combination
c. Jan 5, 2015
Expected formal publication of final offer results by AMF
c. Jan 8, 2016
Listing and admission to trading of new Nokia shares on Nasdaq Helsinki, Euronext Paris and NYSE (ADS)
c. Jan 14, 2016
Offer reopened
c. Feb 8, 2016
AMF publishes the results of the reopened offer

Note: Timeline not to scale

[1] Offer reopened if Nokia owns over 50% but under 95% of Alcatel-Lucent's share capital and voting rights after the initial offer period (subject to satisfaction or waiver of the minimum tender condition)

11

NOKIA Alcatel·Lucent

Agenda

Page

Positioning for the future 4

Strong transaction-related execution 9

A foundation for long-term success 12

Business groups and operational model

Integration preparedness

Leadership

Delivering value to our shareholders 17

Business groups organized to achieve clear market leadership, offer customers end-to-end expertise and maximize focus on innovation

Networking

Mobile Networks
Samih Elhage
President

- Mobile
  - SRAN, LTE
  - 5G
  - SmallCells & WiFi
  - Cloud RAN
  - Antennas
  - Public Safety
- Airframe
- Microwave transport
- Partnering BU—mobile-attached
- Core functions
  - SDM
  - IMS/VoLTE
- Element Mgmt
- 3GCore
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

IP / Optical Networks
Basil Alwan
President

- IP Routing
  - Edge Routing
  - Core Routing
  - Access & Aggregation
- Packet Core
  - GGSN, SGSN, MME
  - EPC Gateway
- Infrastructure SDN (incl. SAM)
- Nuage SDN[1]
  - Datacenter automation, VNS
- Optical transport
  - Long haul
  - Metro
- Video & CDN
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

Applications & Analytics
Bhaskar Gorti
President

- OSS
- Cloud Stack
- Orchestration
- E2E systems
- Security
- Payment
- Analytics
  - CEM/ DEM
- Partnering BU—Value add/SW solutions
- Core functions
  - Policy and charging
- IoT platform
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

Fixed Networks
Federico Guillén
President

- Fixed
  - Fiber
  - Copper
  - Home devices
- Maintenance mode fixed (e.g. perfect voice)
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

Products | Services

Technologies

Technologies
Ramzi Haidamus
President

- Patent licensing
- Technology licensing
- Brand licensing
- Incubation
- Industry leading patent portfolio

Systems integration

Global services delivery

Sales organization

Integration and transformation office

13

[1] Includes Enterprise Networking
[2] Product-attached deployment services relevant for the respective BG, incl. E&I, Network Build & Implementation, and SIOP

NOKIA Alcatel·Lucent

Operating model for each business group optimized for market success, clear accountability and transparent performance reporting

Business groups Operating model

Mobile • Targeting scale and efficiency with ongoing cost improvement

Networks • Underpinned by best-in-class quality and technology

IP / Optical • Invest in growth and scale

Networks • To serve as an incubator for future technologies

Networks • Focus on emerging technologies

Applications

& Analytics • and Platform improved to develop security IoT capabilities, the cloud layer, virtualization

Fixed • Focus on extreme efficiency

Networks • Selective investments in growth opportunities

• Standalone entity for incubating and licensing new technologies

• Targeted growth areas typically outside networks infrastructure

Technologies • Continued own innovation, product development and go-to-

Technologies market operations

2014 Combined pro forma net sales1

€24.7bn

2014 Combined addressable market

€130bn

Market growth rate2

3.5%

1 Pro-forma net sales as per Form F-4 filing, excluding HERE; 2 Estimated compounded annual growth rate 2014-2019E

Integration preparedness focused on addressing key risks and minimizing disruption

Focus areas Objectives

Ensuring customer focus and minimizing

Customer sales channel disruption

interface Joint go-to-market approach and

coordinated touchpoints

Product Create joint portfolios

portfolio Minimize roadmap disruption

Existing Minimize disruption for operators by

installed base enabling Nokia and Alcatel-Lucent radio

access products to work together

Synergies Establish targets and clear accountability

realization Maximize organizational readiness at closing

Key targeted actions

Single customer interface and full sales order visibility including combined orders

Cross selling for selected customers enabled

Unify, align, and bundle portfolios where necessary to present detailed joint portfolios to customers

Product portfolio plan including roadmaps, sales material, pricing, Product Data Management (‘PDM’) data, and associated capacity plan

Drive CPRI interface readiness to minimize need for equipment swaps

Detailed joint account approach for prioritized accounts with overlapping portfolios

Accountability for synergy targets allocated to responsible units

Exceptional leadership with deep industry expertise

Rajeev Suri

President & CEO

20 / 24

Business groups

Mobile Networks IP/Optical networks Applications & Analytics Fixed Networks Technologies

Samih Elhage Basil Alwan Bhaskar Gorti Federico Guillén Ramzi Haidamus

President President President President President

3 / 25 12 / 17 1 / 11 232 / 27 1 / 13

Functional groups

Timo Ihamuotila Ashish Chowdhary Marc Rouanne

CFO Chief Customer Operations Officer Chief Innovation & Operating Officer

19 / 19 12 / 25 184 / 27

Hans-Jürgen Bill Kathrin Buvac Barry French Maria Varsellona

Chief Human Resources Officer Chief Strategy Officer Chief Marketing Officer Chief Legal Officer

82 / 21 82 / 15 9 / 95 2 / 26

Years at Nokia or Alcatel-Lucent / Years in Telco industry

1 More than 20 years of software experience; 2 Time in acquired companies is excluded from time at Nokia / Alcatel-Lucent;

3 With 20 years of digital media experience; 4 Includes 7 years at Nokia and 11 years at Alcatel-Lucent;

5 With 25 years of marketing and communications experience; 6 With 21 years of legal experience

Agenda

Page

Positioning for the future 4

Strong transaction-related execution 9

A foundation for long-term success 12

8

Delivering value to our shareholders 17

Alcatel-Lucent governance plan

Acceleration of synergy target

Capital structure optimization and shareholder distribution program

Alcatel-Lucent governance plan and operational objectives

Assuming successful closing of the offer with Nokia owning at a minimum over 50% of share capital and voting rights in Alcatel-Lucent, Nokia would take the below actions as soon as possible following closing

Nokia intends to propose changes to the composition of Alcatel-Lucent’s Board of

Changes to Alcatel-Lucent Directors as soon as possible

Board of Directors Composition to reflect new shareholder structure and in particular the ownership level of Nokia

Provide one face to each customer in terms of account leaders and customer teams

Initiate integration and Harmonization of operations and customer facing interactions drive operational readiness Implementation of coordinated customer support processes

Joint product portfolios and go-to market strategy

One integrated governance model

Clear operating model Key Nokia principles implemented

Interim governance structured to achieve Nokia’s strategic objectives with greater than

50% fully diluted share ownership of Alcatel-Lucent

Acceleration of realization of operating cost synergies

€900m synergy target to be achieved a year earlier in 2018

Near-term opportunity

Products & Streamlining of overlapping products and services, particularly services within the planned Mobile Networks business group

Sales

operations Rationalization of regional and sales organizations

Overhead Rationalization of overhead, particularly within manufacturing,

supply-chain, real estate and information technology

Central costs Reduction of central function and public company costs

Procurement Procurement efficiencies, given the combined company’s expanded purchasing power

Long-term implications

Structural cost advantage

Execution excellence culture

Long-term investments to lead next wave of technological change

Annual operating cost savings of €900m to be achieved on a full year basis in 2018

Attractive shareholder distribution plan and capital structure optimisation

Shareholder distribution plan 2016/2017

- **Approximately €4bn of capital return planned**
  - Combination of special and ordinary dividends
  - Two year share repurchase program
- **Conditional on shareholder approval at 2016 AGM**
- **Subject to the closing of the Alcatel-Lucent and HERE transactions as well as the conversion of all Nokia and Alcatel-Lucent convertible bonds**



€bn
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
c. €4bn
1.5
0.9
0.6
0.9
Share buy back 2016-17[1]
Ordinary dividend 2017[1]
Special dividend 2016[1]
Ordinary dividend 2016[1]
c. €0.65 / share
0.25
at least 0.15
0.10
at least 0.15
€ per Nokia share
0.75
0.60
0.45
0.30
0.15
0.00
€ billion
€ per share

Deleveraging and capital structure

- **De-leveraging of approximately €3bn planned**
  - Reduction of interest bearing liabilities by approximately €2bn over two years
  - Reduction of debt-like items by approximately €1bn in 2016
- Capital structure enhancements designed to put the combined group on a **clear path towards an investment grade credit rating** which would further affirm Nokia's competitive strength
- Committed to effective deployment of capital **to drive long-term value creation**
  - Strong balance sheet and resources to enable investments in next generation solutions

20

[1] Figures approximate and subject to change

NOKIA Alcatel·Lucent

A transformational combination driving value for all stakeholders

Unique opportunity to create a new European champion and a global leader in ultra-broadband, IP networking and cloud applications

A leading Finnish company and a leading French company join forces to lead creation of next generation network technology and services

Together, Nokia and Alcatel-Lucent would be the company that is positioned to meet the needs of a convergent, IP connected world

A strategically compelling combination aimed at creating significant value for all stakeholders including shareholders, customers and employees

Committed to completing the transaction in close collaboration with all relevant parties

Q&A